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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires: September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Girod         Bernd                           8x8, Inc. - EGHT                              Issuer (Check all applicable)
---------------------------------------------------------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
       2445 Mission College Blvd.                 Person (Voluntary)         August 1998        ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                                                                              Vice President of Subsidiary
                                                                                                       ----------------------------
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                                                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    Reporting (Check applicable box)
                                                                             (Month/Year)         X   Form filed by One
                                                                                                 ---- Reporting Person
                                                                                                      Form filed by More than
   Santa Clara      CA             95054                                                         ---- One Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                    08/03/98   P             2,500     A        $4.00                               D
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Common Stock                    08/03/98   P             1,100     A        $4.00                               D
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Common Stock                    08/03/98   P            21,400     A        $4.00                               D
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                                                                             TOTAL:       25,000
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person,
  see Instruction 4(b)(v).                                                                                           SEC 1474 (7/96)


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


FORM 4 (CONTINUED)                     TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price of
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         Derivative
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Security
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      (Instr. 5)
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/
                             ative        Year)                  (Instr. 3, 4,    Year)
                             Security                            and 5)
                                                    --------------------------------------------------------------
                                                                               Date     Expira-           Amount or
                                                                               Exer-    tion      Title   Number of
                                                    Code  V     (A)     (D)    cisable  Date              Shares
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                                                                                                  Common
Stock Option (right to buy)   $6.80      11/05/96                                (1)  11/06/06     Stock  25,000
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                                                                                                  Common
Stock Option (right to buy)   $6.50      07/02/97                                (2)  07/02/97     Stock  16,000
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                                                                                                  Common
Stock Option (right to buy)   $5.63      06/15/98     A         4,000            (3)  06/15/08     Stock   4,000
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                                                                                                                        TOTAL
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Option (right to buy)     45,000
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Explanation of Responses:

(1) The shares subject to the option vest to the extent of 1/48th of the shares subject to the option at the end of each one-month period with such vesting commencing on November 5, 1996.
(2) Twenty five percent (25%) of the shares shall vest on July 2, 1998 and twenty five percent of the remaining shares shall vest on each of the next three anniversary dates of grant, until all of the shares have vested.
(3) Option shall become exercisable as to 1/48th of the shares on each one month anniversary of its date of grant for a four-year period.


**Intentional misstatements or omissions of facts          -------------------------------  ----------
  constitute Federal Criminal Violations.                  **Signature of Reporting Person     Date
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                                      SEC 1474 (7/96)

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